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September 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Abby Adams
Dorrie Yale

Re:	Rexahn Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 16, 2020
File No. 333-239702

Dear Ms. Adams and Ms. Yale:

On behalf of Rexahn Pharmaceuticals, Inc. (“Rexahn”), this letter is in response to your letter dated September 24, 2020 (the “Comment Letter”) to Douglas J. Swirsky, relating to Rexahn’s Registration Statement on Form S-4 (File No. 333-239702), initially filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2020 and amended by Amendment No. 1 filed on August 27, 2020 and Amendment No. 2 filed on September 16, 2020 (as amended, the “Registration Statement”). Rexahn is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response. Except as otherwise noted below, all page references contained in our responses below are to the pages of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Exhibits

1.
In its consent filed as Exhibit 99.5, Oppenheimer & Co. Inc. disclaims that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.  Please obtain and file a revised consent that does not include this disclaimer.  Refer to Securities Act Section 7(a) and Securities Act Rules CDI 233.01.

In response to the Staff’s comment, Rexahn has filed a revised consent of Oppenheimer & Co. Inc. as Exhibit 99.5 to Amendment No. 3 that does not include the referenced disclaimer.

Securities and Exchange Commission	- 2 -	September 30, 2020

Rexahn respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner
William I. Intner

cc:	Douglas J. Swirsky, President and CEO, Rexahn Pharmaceuticals, Inc.
Mina Sooch, President and CEO, Ocuphire Pharma, Inc.
Asher M. Rubin, Hogan Lovells US LLP
Phillip D. Torrence, Honigman LLP
Jeffrey H. Kuras, Honigman LLP
Emily J. Johns, Honigman LLP